UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

NOTICE OF EXEMPT SOLICITATION

Submitted Pursuant to Rule 14a-6(g)

(Amendment No. )

1.	Name of the Registrant:

Consolidated Communications Holdings, Inc.

2.	Name of Person Relying on Exemption:

Wildcat Capital Management, LLC

3.	Address of Person Relying on Exemption:

888 7th Avenue, 37th Floor
New York, New York 10106

4.	Written Materials. The following written material is attached:

Press Release, dated November 3, 2023

* * *

Written material is submitted pursuant to Rule 14a-6(g)(1) promulgated under the Securities Exchange Act of 1934. This is not a solicitation of authority to vote any proxy. Wildcat Capital Management, LLC is not asking for your proxy card and will not accept proxy cards if sent. The cost of this filing is being borne entirely by Wildcat Capital Management, LLC and its affiliates.

PLEASE NOTE: Wildcat Capital Management, LLC is not asking for your proxy card and cannot accept your proxy card. Please DO NOT send us your proxy card.

(Written material follows on next page)

Wildcat Capital Management Sends Letter to Consolidated Communications’ Board of Directors Opposing Take Private Transaction at $4.70 Per Share

Wildcat Urges Stockholders to Vote AGAINST Proposed Transaction Which it Believes Greatly Undervalues Consolidated Communications

Wildcat Continues to Support Company's Strategy to Generate Significant Returns as a Standalone Public Entity

NEW YORK, November 3, 2023 /PRNewswire/ -- Wildcat Capital Management, LLC (together with its affiliates, “Wildcat”), which beneficially owns approximately three million shares of Consolidated Communications Holdings, Inc. (“CNSL” or the “Company”) (NASDAQ:CNSL), today issued an open letter to CNSL’s Board of Directors opposing the Company’s proposed transaction with affiliates of Searchlight Capital Partners, L.P. and British Columbia Investment Management Corporation, announced on October 16, 2023.

Wildcat, the Company's fifth1-largest independent stockholder, said in its letter that it believes the takeover offer severely undervalues CNSL’s equity. Based on its own analysis, Wildcat believes CNSL merits an enterprise value of approximately $4 billion, representing nearly a 30% premium to the $3.1 billion enterprise value implied by the proposed transaction at $4.70 per share. Wildcat continues to believe in the strategic value of the assets assembled by CNSL and the Company’s strong potential as a standalone entity, and called for CNSL to terminate the agreement if a higher price cannot be negotiated.

Wildcat intends to vote its shares against the proposed transaction and strongly encourages CNSL’s stockholders to do the same.

Wildcat’s first letter to the Company, dated July 12, 2023, which argued CNSL should continue to pursue its strategic plan and not accept an offer that undervalued the Company, can be found at the link here.

A full copy of its latest letter is below:

Consolidated Communications Holdings, Inc.

2116 South 17th Street

Mattoon, Illinois 61938

Attention: Board of Directors

November 3, 2023

Dear Members of the Board:

Wildcat Capital Management, LLC (together with its affiliated investment vehicles, “Wildcat,” “we” or “our”) is a long-term, patient investor and we think about sustainable equity value creation on a greater than five-year timeline. We have been investors in Consolidated Communications Holdings, Inc. (“CNSL” or the “Company”) since June 2021 and currently own more than three million shares of CNSL, which we believe, based on public filings, makes us the Company’s fifth2-largest independent stockholder. We strongly believe in the strategic value of the assets assembled by CNSL and management’s vision for installing fiber to provide the best broadband connectivity to its served communities while generating attractive returns on capital.

1 Per Bloomberg as of November 1, 2023.

2 Per Bloomberg as of November 1, 2023.

At Wildcat, we are not activist investors, and we would prefer to not have to make a public statement regarding our investment in CNSL. However, we are fiduciaries on behalf of our investors and when the take-private transaction of a public company we have been invested in for more than two years was announced at a price that we do not feel represents its fair value, we reluctantly felt compelled to issue a public statement. We strongly believe that the proposed acquisition announced on October 16, 2023 (the “Proposed Transaction”) at a price of $4.70 per share by affiliates of Searchlight Capital Partners, L.P. (“Searchlight”) and British Columbia Investment Management Corporation (“BCI”) dramatically undervalues the Company’s equity, and that the views of minority investors have not been sufficiently taken into account in the sale process. For those reasons, we intend to vote our shares against the Proposed Transaction and encourage other stockholders to do the same. If CNSL cannot negotiate a higher price, we believe CNSL should terminate the sale process as it would remain an attractive investment opportunity as a public company.

Intrinsic Enterprise Value is Nearly 30% Above Proposed Transaction Valuation

As stated in Wildcat’s July 12, 2023 open letter (the “July Letter”) to the Special Committee of CNSL’s Board, we believe, based on the Company’s asset value and certain transactional comparisons, that CNSL is worth significantly more than the approximately $3.1 billion enterprise value implied by the Proposed Transaction at $4.70 per share. Our analysis presented in the July Letter supported an enterprise value of approximately $4 billion, representing nearly a 30% premium to the current Proposed Transaction valuation.

As we cautioned in our July Letter, the Company’s current EBITDA generation does not reflect the estimated $733 million invested in CNSL’s fiber upgrade project since 2021.3 Importantly, there is a significant lag between the initial capital expenditure and meaningful EBITDA generation from the investment in bringing fiber to consumers. As a comparable industry data point, Frontier Communications Parent, Inc.’s (“Frontier Communications”) first quarter 2023 earnings presentation highlights that its fiber builds between 2020 and 2022 contributed just $10 million of EBITDA on a LTM basis, against direct build capital expenditure of approximately $1.6 billion.4 Similarly, we believe CNSL’s fiber upgrade is currently contributing even less EBITDA (perhaps even negative EBITDA) against its investment due to its less mature go-to-market processes and lower penetration statistics. As such, we believe it is misguided to value CNSL on an enterprise value to LTM EBITDA basis until the fiber investments reach mature penetration levels.

As management stated on the second quarter 2023 earnings call, EBITDA and margins are expected to improve beginning in the second half of 2023.5 Accounting for the maturation of just the current fiber passings already built to 40% penetration and the actions taken by the Company in July 2023 to drive $30 million in annualized cost savings, we believe CNSL’s normalized EBITDA should be approximately $520 million, or ~70% higher than its run-rate in the second quarter of 2023. At a purchase price of $4.70 per share, CNSL is valued at approximately six times normalized EBITDA.6 Mature fiber and cable assets have historically been acquired by strategic or financial sponsors at implied valuations of between 10 to 15 times EBITDA.7 We believe that the vast majority of CNSL’s normalized EBITDA is residential fiber-to-the-home or commercial fiber, not legacy voice.

3 Wildcat estimate based on Company filings and disclosures. Estimated 50% of total CapEx in 2021, 56% of total CapEx in 2022 (per CNSL’s CFO), $70 million in Q1'23 and $76 million in Q2'23.

4 Frontier Communications, First Quarter 2023 Results, May 5, 2023, available at https://s201.q4cdn.com/129601114/files/doc_financials/2023/q1/Frontier-First-Quarter-2023-Earnings-Presentation.pdf.

5 CNSL Q2 2023 Earnings Call Transcript, available at https://seekingalpha.com/article/4625482-consolidated-communications-holdings-inc-cnsl-q2-2023-earnings-call-transcript.

6 See Exhibit A.

7 New Street Research, various analyses, including “Frontier: The Alchemy of Turning Copper Into Gold, 4/17/21” and “More Fiber Coming: Implications of Updated Fiber Analysis for Frontier and Cable, 10/1/2021”.

CNSL’s New Fiber Passings Forecast Does Not Justify Proposed Valuation

The incremental passings forecast presented under the “Revised Standalone FTTP Build Plan” on page 5 of CNSL's October 16th presentation on the Proposed Transaction does not persuade us that the $4.70 per share consideration is an attractive valuation.8 We believe this scenario is presented to illustrate an overly conservative view of how many fiber passings CNSL could build if it were to become liquidity constrained, ignoring the full benefits of access to its revolver and at least $230 million of construction work in progress and current construction inventory.9 Additionally, on August 8, 2023, management stated that CNSL will receive $73 million of gross cash proceeds from the divestiture of its Washington state assets10 and, as we noted in our July Letter, we believe CNSL may be eligible to receive between $200 and $450 million from the federal $42.5 billion Broadband Equity, Access and Deployment (BEAD) program. As a result, we believe there will be additional liquidity (and potentially a significant amount of additional liquidity) to build new fiber passings on top of the operating cash flow that CNSL will generate. Furthermore, if CNSL is expecting to have issues meeting its maintenance covenants on its revolver (which only limit the use of the revolver, not its term loan), we believe that CNSL could approach its revolver lenders and negotiate a maintenance covenant amendment for a reasonable fee.

In the last resort, even if CNSL found itself in a liquidity constrained situation in the short term, we believe the maturation of already built fiber passings will result in meaningful EBITDA growth over the next several years (as discussed in the preceding section) without building a single new fiber passing. With growing EBITDA and significant free cash flow generation before capital expenditures, we believe CNSL will naturally delever and generate cash organically to invest in new fiber passings.

Recent Financing Market Developments Support Higher Enterprise Value

Since our July Letter, the debt markets for mature fiber assets have become materially more attractive, as Frontier Communications’ asset backed securitization (“ABS”) transaction demonstrates, mature fiber assets can be levered to approximately 8.5 times annualized run rate revenue (an EBITDA proxy) at approximately 8.5% cost of debt.11 In our view, the Company should be able to take advantage of attractive terms in the ABS market within the next few years. Frontier Communications’ ABS transaction values its fiber passings at $3,400 per passing on debt alone.12 Valuing CNSL’s existing fiber passings at the same valuation per passing implies an enterprise value of approximately $3.8 billion and a $10.70 per share valuation, which is well in excess of the proposed $4.70 per share consideration under the Proposed Transaction.

8 CNSL, Consolidated Communications to be Acquired by Searchlight and BCI, October 16, 2023, available at https://lufax.q4cdn.com/131964560/files/doc_presentations/2023/10/cnsl_transaction-presentationfinal_10-16-23.pdf.

9 CNSL, Annual Report on Form 10-K for the year ending December 31, 2022 filed with the Securities and Exchange Commission (the “SEC”) on March 6, 2023.

10 CNSL Q2 2023 Earnings Call Transcript, available at https://seekingalpha.com/article/4625482-consolidated-communications-holdings-inc-cnsl-q2-2023-earnings-call-transcript.

11 Frontier Communications, Current Report on Form 8-K filed with the SEC on August 25, 2023.

12 Id.

Conclusion

We reiterate our strong opposition to the Proposed Transaction at $4.70 per share and intend to vote our shares against its approval. We strongly suggest other stockholders take the above rationale into consideration and vote against the Proposed Transaction as well.

Sincerely,

Tom McConnon

Managing Director, Head of Public Equities

Wildcat Capital Management, LLC

EXHIBIT A

About Wildcat Capital Management LLC

Wildcat was established in 2011 as a single family investment office. The firm has a long term, flexible, family office-driven approach. Wildcat invests in multiple asset classes, including private equity, public equity and real estate.

THIS IS NOT A SOLICITATION OF AUTHORITY TO VOTE YOUR PROXY. DO NOT SEND US YOUR PROXY CARD. WILDCAT CAPITAL MANAGEMENT, LLC IS NOT ASKING FOR YOUR PROXY CARD AND WILL NOT ACCEPT PROXY CARDS IF SENT. WILDCAT CAPITAL MANAGEMENT, LLC IS NOT ABLE TO VOTE YOUR PROXY, NOR DOES THIS COMMUNICATION CONTEMPLATE SUCH AN EVENT.

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